

December 29, 2011

Via E-mail
Gregory T. Donovan
Chief Financial Officer
Campbell Strategic Allocation Fund, L.P
2850 Quarry Lake Drive
Baltimore, Maryland 21209

> **Re: Campbell Strategic Allocation Fund, L.P.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 0-22260**

Dear Mr. Donovan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 58 that you trade forward currency and options on forward currency contracts in unregulated markets between principals and you assume the risk of loss from counterparty nonperformance. Please tell us the number of counterparties to these forward contracts and their credit standings. To the extent your forward positions were limited to a few material counterparties, please tell us the names. Please also discuss the principal terms of the agreements used and clarify whether they are based on an industry standard master agreement. Confirm that you will include similar disclosure in future filings.

Item 1A. Risk Factors, page 4

The Fund Is Not A Regulated Investment Company…, page 11

2. We note the risk factor heading and your disclosure in the risk factor that the Fund is an investment company subject to the Investment Company Act of 1940. Please revise your disclosure in future Exchange Act filings to clarify or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Erin Martin at 202-551-3391 or me at 202-551-3401 with any questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel